Via Facsimile and U.S. Mail
Mail Stop 6010


September 14, 2005

Mr. Gregory L. Weaver
Chief Financial Officer
Nastech Pharmaceutical Company Inc.
3450 Monte Villa Parkway
Bothell, WA  98021

Re:	Nastech Pharmaceutical Company Inc.
	Amendment #1 to Form 10-K for Fiscal Year Ended December 31,
2004
	Filed April 29, 2005
	File No. 000-13789

Dear Mr. Weaver:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8.  Financial Statements and Supplementary Data, page 44

Notes to Consolidated Financial Statements, page 51

Note7 - Purchase and Sale of Nascobal Assets, page 56

1. Please tell us why it was appropriate to recognize the amount paid to Schwarz Pharma under the Acquisition Agreement as an asset and how that complies with SFAS 142. In so doing, please describe the rights, title and interests that were initially granted to Schwarz Pharma under the License and Supply Agreement and that you later purchased.

Note 13 - Contractual Agreements, page 62

Pharmacia, page 63

2. Please tell us why it was appropriate to allocate $5 million to deferred revenue and $5 million to (or $20 per share) equity . As the market value of your common stock during that month appears to have been significantly less than $20 per share, it is unclear how that allocation was appropriate. Please also cite the literature supporting your allocation.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659,
or Oscar M. Young, Jr., Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Gregory L. Weaver
Nastech Pharmaceutical Company Inc.
September 14, 2005
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